Exhibit 1
MARCH 2008 / Vol. 2, No 1
Questions and Answers about the RBTT Special Meeting of Shareholders to be held on March 26, 2008
The following questions and answers are intended to assist RBTT shareholders in understanding the proposed amalgamation involving RBTT and a subsidiary of Royal Bank of Canada, which RBTT shareholders are being asked to approve at the special meeting of RBTT shareholders.
These questions and answers do not describe everything that you should consider before voting on the amalgamation at the special meeting. The following questions and answers are qualified in their entirety by the more detailed information contained in the Directors’ Circular dated February 8, 2008, and the appendices to the Circular, all of which are important and should be reviewed carefully by RBTT shareholders.
RBTT shareholders should refer to the “Glossary of Terms” section of the Circular for the definitions of certain capitalised terms used below.
About the Special Meeting
Q: Why did I receive the Circular and Proxy Form?
As a holder of RBTT ordinary shares on February 18, 2008, you are entitled to receive notice of and vote at a special meeting being held for RBTT shareholders to vote on a special resolution to approve the amalgamation involving RBTT and a subsidiary of RBC.
Q: What is an amalgamation?
An amalgamation is a statutory procedure under Trinidad and Tobago corporate law which permits two or more companies to continue as one single entity by law. The amalgamation you are being asked to consider will result in Royal Bank of Canada acquiring RBTT.
Q: When is the Special Meeting?
The special meeting will be held in the Ballroom of the Hilton Trinidad & Conference Centre, Lady Young Road, St. Ann’s, Trinidad, on Wednesday, March 26, 2008 at 9:30 a.m.
Q: What am I being asked to vote on?
You are being asked to vote on a special resolution to approve the amalgamation involving RBTT and a subsidiary of RBC.
Q: How do the Directors recommend I vote?
The RBTT directors unanimously recommend that RBTT shareholders vote FOR the special resolution approving the amalgamation.
The content of this magazine is not intended to and does not constituted professional advice, and the accuracy, completeness, adequacy or currency of the content is not warranted; the information is for your private use and is published without responsibility on the part of RBTT Group and its officials. Printed by Scrip J.
MARCH 2008     •     1

RBTT INVESTOR
Q: When must I be a shareholder in order to be entitled to vote?
If you were an RBTT shareholder as of the close of business on February 18, 2008 you are entitled to receive notice of and vote, in person or by proxy, at the special meeting. If you become an RBTT shareholder after February 18, 2008, you have certain voting rights as set forth in the applicable provisions of the Companies Act. You should consult your own legal advisor for further information regarding these rights.
Q: How can I vote my shares?
You can vote your ordinary shares by either attending and voting your ordinary shares at the special meeting or, if you cannot attend the special meeting, by having your ordinary shares voted by proxy. If you cannot attend the special meeting in person, complete and deliver the proxy form enclosed with the Circular. To be valid, proxy forms must be completed, signed, dated and deposited with the Corporate Secretary at RBTT’s Registered Office, Royal Court, 19-21 Park Street, Port-of-Spain, Trinidad and Tobago, before 9:30 a.m. on March 25, 2008.
For more information regarding the voting of your shares, see Section 3.3 of the Circular (“General Rights of RBTT Shareholders Prior to and at the RBTT Meeting”).
Q: Am I entitled to dissent rights and how do I exercise those rights?
RBTT shareholders who oppose the amalgamation resolution are entitled to dissent in accordance with applicable procedures set forth under the Companies Act. RBTT shareholders who properly exercise their dissent rights will be entitled to be paid the fair value of their dissenting shares. This amount may be the same as, more than or less than the per share consideration to be received by RBTT shareholders following the completion of the amalgamation and related transactions.
If you wish to dissent, you must ensure that a written dissent notice is received by RBTT at or before the special meeting. It is important that you strictly comply with this requirement, otherwise your dissent rights may not be recognised. You must also strictly comply with certain other requirements in order to exercise dissent rights.
Be sure to read Section 3.5 (“Dissent Rights Prior to and at the RBTT Meeting”) and Section 3.6 (“Dissent Rights Following the RBTT Meeting”) of the Circular and consult your own legal advisor if you wish to exercise dissent rights.
Q: What happens if I do not vote?
If you do not vote, it will reduce the total number of votes, but not the percentage of votes needed to approve the amalgamation resolution being voted on by RBTT shareholders.
Q: What happens if I do not indicate how to vote on my Proxy?
If you sign and send in your proxy form but do not include instructions on how to vote your properly signed form, your shares will be voted FOR the amalgamation resolution.
Q: May I change my vote after I have submitted a Proxy?
Yes. An RBTT shareholder who has given a proxy may revoke the proxy by
     (a) depositing an instrument in writing executed by the RBTT shareholder or by the RBTT shareholder’s attorney authorised in writing
(i)	at the registered office of RBTT at any time up to and including the last business day preceding the day of the special meeting at which the proxy is to be used or

(ii)	with the Chairman of the special meeting, prior to the commencement of the special meeting on the day of the special meeting, or
     (b) in any other manner permitted by law.
For more information, see Section 3.3 (“General Rights of RBTT Shareholders Prior to and at the RBTT Meeting”) of the Circular.
About the Amalgamation
Q: I own RBTT ordinary shares. What will I receive if the amalgamation is approved?
Following the completion of the amalgamation and related transactions, an RBTT shareholder will receive, as consideration for each RBTT ordinary share held:
•	TT$24.00 in cash (or, at the election of the RBTT shareholder, the U.S. dollar equivalent of TT$24.00); and

•	a fractional number of RBC common shares equal to the Collar Exchange Ratio.
2     •     MARCH 2008

RBTT INVESTOR
Q: What is a “collar” and why is one a feature of this transaction?
A collar mechanism is very common in transactions of this type and scale and is designed to minimise the dilution to RBC shareholders on the issuance of the share component of the per share consideration, while at the same time providing RBTT shareholders with upside potential. RBC has made the “collar” a mandatory feature of the proposed amalgamation.
Q: How do I calculate the collar exchange ratio and the total per share consideration?
The number of RBC common shares to be received by RBTT shareholders following the completion of the amalgamation is subject to a plus or minus 10% “collar” based on the collar price of U.S.$54.422 (the volume-weighted average trading price of RBC common shares on the NYSE for the five (5) consecutive trading days ending on September 28, 2007, the last date of trading before the execution of the Combination Agreement by RBC and RBTT).
The fractional number of RBC common shares you will receive for every RBTT ordinary share you hold is equal to the Collar Exchange Ratio. The Collar Exchange Ratio will be determined by dividing the U.S. dollar equivalent of TT$16.00 by a specified price as set forth below:
•	If the RBC closing average share price (the volume-weighted average trading price in U.S. dollars of RBC common shares on the NYSE calculated for the five (5) consecutive trading days ending on the second (2nd) business day preceding the effective date of the amalgamation) is between U.S.$48.980 and U.S.$59.864 (plus and minus 10% of the collar price of U.S.$54.422), then the specified price for determining the Collar Exchange Ratio will be this RBC closing average share price.

•	If the RBC closing average share price is equal to or greater than U.S.$59.864, then the specified price for determining the Collar Exchange Ratio will be deemed to be U.S.$59.864.

•	If the RBC closing average share price is less than or equal to U.S.$48.980, then the specified price for determining the Collar Exchange Ratio will be deemed to be U.S.$48.980.
The following table illustrates how the Collar Exchange Ratio would work. The table shows some hypothetical examples of the RBC closing average share price, the corresponding Collar Exchange Ratio using U.S. dollar equivalent amounts calculated as of February 7, 2008 (using the applicable exchange rate of 6.315 Trinidad and Tobago dollars per one U.S. dollar), the value of the RBC common shares received for each RBTT ordinary share, the cash amount received pursuant to the Amalgamation (TT$24.00 per ordinary share) and the total per share consideration received by RBTT shareholders following the completion of the amalgamation and related transactions. The value of the RBC common shares received for each RBTT ordinary share was determined by multiplying the Collar Exchange Ratio by the hypothetical RBC closing average share price, and then expressing this figure in Trinidad and Tobago dollars. The total per share consideration received by RBTT shareholders is the sum of TT$24.00 (the cash amount to be received pursuant to the amalgamation) and the value of the RBC common shares received for each RBTT ordinary share.

	Collar Exchange Ra-
	tio (Fractional Num-		Cash Amount
	ber of RBC Common		to be Received
RBC Closing Average	Shares Received for	Value of RBC	Pursuant to the	Total Per Share
Share Price	each RBTT Ordinary	Common Shares	Amalgamation	Consideration Received
(U.S.$)	Share)	Received (TT$)	(TT$)	(TT$)
$65.306	0.04232	$17.45	$24.00	$41.45
$62.585	0.04232	$16.73	$24.00	$40.73
$59.864	0.04232	$16.00	$24.00	$40.00
$54.422	0.04656	$16.00	$24.00	$40.00
$48.980	0.05173	$16.00	$24.00	$40.00
$46.259	0.05173	$15.11	$24.00	$39.11
$43.538	0.05173	$14.22	$24.00	$38.22
As illustrated by the table above, if the RBC closing average share price remains between U.S.$48.980 and U.S.$59.864: (i) the value of the RBC common shares to be received for each RBTT ordinary share under the amalgamation will be TT$16.00; and (ii) the per share consideration received following the completion of the amalgamation will be TT$40.00.
MARCH 2008     •     3

RBTT INVESTOR
If the effective date of the amalgamation had been February 7, 2008, the RBC closing average share price would have been U.S.$50.605, the Collar Exchange Ratio would have been 0.05007, the value of RBC common shares received for each RBTT ordinary share would have been TT$ 16.00 and the total per share consideration received by RBTT shareholders pursuant to the amalgamation would have been TT$40.00 (with 60% of the per share consideration being paid in cash and 40% being paid in RBC common shares).
For more information regarding the Collar Exchange Ratio and the per share consideration to be received following the completion of the amalgamation and related transactions, see Section 4.7 (“Consideration for RBTT Ordinary Shares”), Section 4.8 (“Collar Exchange Ratio”), Section 4.9 (“Adjustments to Collar Exchange Ratio”) and Section 4.10 (“Illustration of Effect of Collar Exchange Ratio”) of the Circular.
Q: When will the amalgamation be completed?
The amalgamation will be completed when all of the conditions of closing in the Combination Agreement have been satisfied or waived. We expect the amalgamation to become effective by June 2008.
Q: When must I be a shareholder in order to receive the consideration for my shares?
You must be a RBTT shareholder at 12:01 a.m. on the date that the amalgamation is completed.
Q: What will I have to do as a shareholder to receive the per share consideration for my shares?
No action is required by RBTT shareholders whose shares are held in any of the Trinidad and Tobago, Barbados or Jamaica central depositories. However, RBTT shareholders holding share certificates must surrender their share certificates to the escrow agent, RBTT Trust Limited, together with any other documents the escrow agent may reasonably require. RBTT shareholders will receive further instructions regarding the procedures for the exchange of their share certificates in advance of the closing date.
For more information, see Section 5.3 (“Procedure for Exchange of RBTT Ordinary Share Certificates”) of the Circular.
Q: Should I send my share certificate(s) to the escrow agent now?
No. RBTT shareholders will receive further instructions regarding the procedures for the exchange of their share certificates in advance of the closing date. These instructions will be sent out once we are more certain about when we expect the amalgamation to be completed.
Q: Having completed all the required actions, when will I, as a shareholder, receive the per share consideration for my shares?
As soon as practicable after the effective date of the amalgamation, RBTT shareholders will receive:
•	the amount of cash in TT$ or U.S.$ which the RBTT shareholder is entitled to receive pursuant to the terms of the Amalgamation Agreement; and

•	share certificates representing the RBC common shares which the RBTT shareholder is entitled to receive pursuant to the terms of the Amalgamation Agreement.
Q: How will fractional RBC common shares be treated?
No fractional RBC common shares will be issued. The number of RBC common shares to be received by RBTT shareholders will be determined by multiplying the aggregate number of RBTT ordinary shares held by such holder by the Collar Exchange Ratio, with the resulting product being rounded down to the nearest whole number. In lieu of any remaining fractional RBC common shares, RBTT shareholders will receive a cash payment from the escrow agent equal to the product of such fractional interest and the RBC closing average share price.
For more information, see Section 5.3 (“Procedure for Exchange of RBTT Ordinary Share Certificates”) of the Circular.
Q: Can I elect to receive the cash portion of the per share consideration in U.S. Dollars?
Pursuant to the terms of the Combination Agreement, RBTT shareholders will be entitled to make an election to receive the U.S. dollar equivalent of the cash amount to be received pursuant to the amalgamation (TT$24.00 per ordinary share), calculated as of the second (2nd) business day prior to the closing date. RBTT will be mailing to RBTT shareholders an election form which, when properly completed, will enable RBTT shareholders to make their election. In order to make a valid election, the election form must be received by RBTT Trust Limited by the election deadline set forth in the election form. The election form will contain complete instructions on how to make the election. Only RBTT shareholders as of the close of business on February 18, 2008 will be entitled to make the election.
4       •       MARCH 2008

RBTT INVESTOR
Recommendation of the Directors
Q: Why are the Directors recommending the amalgamation?
RBTT’s directors have, as part of their fiduciary duties and in consultation with their legal and financial advisors, conducted a comprehensive review and evaluation of the various strategic alternatives reasonably available to RBTT prior to making their recommendation to RBTT shareholders. Following this review, and after consideration and evaluation of a number of factors which the directors considered relevant, the directors have determined that the amalgamation is fair to RBTT shareholders and in the best interests of all RBTT stakeholders. The directors considered and evaluated a number of positive factors in favour of the amalgamation, which included, among others, the fact that the amalgamation delivered substantial value for RBTT shareholders. The per share consideration offered under the amalgamation, on the last trading day prior to the date of the Combination Agreement (September 28, 2007) represented a premium of 18% over the closing price of the RBTT ordinary shares reported on the TTSE on that date and a 27% premium to the average share price of RBTT ordinary shares on the TTSE for the 12 month period prior to that date.
For a detailed description of the background events leading up to the directors’ recommendation, see Section 4.1 (“Strategic Rationale”), Section 4.2 (“Other Proposals”) and Section 4.3 (“The RBC Proposal”) of the Circular. For more information regarding the reasons for the directors’ recommendation, see Section 8.1 (“RBTT’s Reasons for the Amalgamation”) of the Circular.
Q: Has RBTT received financial advice with respect to the per share consideration?
Yes. In deciding to approve the terms of the Combination Agreement and recommend that RBTT shareholders vote in favour of the amalgamation resolution, the Directors considered the (i) advice and fairness opinion of Credit Suisse and (ii) fairness opinion of Merrill Lynch. The fairness opinions each conclude that the per share consideration is fair, from a financial point of view, to the RBTT shareholders. The fairness opinions are summarised in the Circular under Part 11 (“Fairness Opinions”), and the full texts of the fairness opinions which set forth the assumptions made, information reviewed, matters considered and limitations on the scope of the reviews undertaken are attached as Appendix “B” and Appendix “C” to the Circular. RBTT shareholders are urged to, and should, read each fairness opinion in its entirety. Credit Suisse and Merrill Lynch provided their fairness opinions to the directors solely for their information in connection with their evaluation of the per share consideration from a financial point of view, and these fairness opinions do not address any other aspect of the proposed amalgamation and do not constitute a recommendation to any RBTT shareholder as to how such RBTT shareholder should vote or act with respect to any matters relating to the amalgamation.
Q: Are there risks I should consider in deciding whether to vote for the amalgamation resolution?
Certain potential risk factors should be considered by RBTT shareholders in evaluating the amalgamation and in coming to a determination of whether or not they will vote in favour of the amalgamation resolution at the special meeting. These factors were considered and evaluated by RBTT’s directors in their decision to recommend the amalgamation resolution to RBTT shareholders.
For more information regarding these risk factors, see Part 9 (“Investment Considerations”) of the Circular.
Other Proposals
Q: What if someone wants to make a better offer?
Anyone can still make a competing offer prior to the special meeting, although RBTT is prohibited from soliciting a competing transaction. If a written proposal that did not result from a breach of the non-solicitation covenants contained in the Combination Agreement is received before the amalgamation resolution is approved at the special meeting, and if the RBTT board of directors determines in good faith in the exercise of its fiduciary duties, after consultation with its financial advisors and outside counsel, that this competing proposal constitutes or would reasonably be expected to constitute an “RBTT Superior Proposal”, then RBTT may, subject to certain limitations, enter into discussions and negotiations with the person making a competing offer.
RBTT cannot accept the competing offer before the amalgamation resolution is approved at the special meeting, unless, among other things:
(i)	the RBTT board of directors determines in good faith in the exercise of its fiduciary duties, after consultation with its financial advisors and outside counsel, that the competing proposal is an “RBTT Superior Proposal”,

(ii)	RBC is provided with an opportunity to match this RBTT Superior Proposal and does not do so, and (iii) RBTT terminates the Combination Agreement and pays the termination payment of approximately TT$343.8 million.

(iii)	RBTT terminates the Combination Agreement and pays the termination payment of approximately TT$343.8 million.
See Section 13.4 (“Non-Solicitation Covenants”), Section 13.5 (“Superior Proposal”) and Section 13.6 (“Matching Period”) of the Circular.
MARCH 2008       •      5

RBTT INVESTOR
Approving the Amalgamation
Q: What approvals are required for the amalgamation to become effective?
RBTT/RBC needs:
•	RBTT shareholder approval. The amalgamation must be approved by three-quarters of all votes validly cast by RBTT shareholders present at the special meeting in person or by proxy, voting together as a single class;

•	certain regulatory approvals in Canada and various Caribbean jurisdictions; and

•	certain third party consents.
Q: Has RBTT entered into any “lockup” agreements with its shareholders?
Each of RBTT’s directors, executive officers and certain principal shareholders have entered into voting agreements with RBTT pursuant to which they have agreed to support the amalgamation and the transactions contemplated thereby.
Q: How will I know when all required approvals have been received?
RBTT plans to issue press releases in the appropriate media describing the timing of the implementation of the amalgamation once all the necessary approvals have been received and conditions (other than those that can only be satisfied at the closing of the amalgamation) have been satisfied or waived.
Q: What happens if the shareholders do not approve the amalgamation?
If RBTT does not receive the required vote by RBTT shareholders in favour of the amalgamation at the special meeting, the amalgamation will not become effective.
Dividends on RBTT Ordinary Shares
Q: Will RBTT continue to pay dividends on its ordinary shares until the effective date of the amalgamation?
Yes. Subject to the approval of the RBTT board of directors, RBTT will continue to pay dividends until the effective date of the amalgamation. The Combination Agreement allows RBTT to pay semi-annual dividends in the ordinary course of business consistent with RBTT’s past practice, in an amount not exceeding 45.3% of RBTT’s net after-tax earnings from operations for the prior six month period.
Delisting of RBTT Ordinary Shares
Q: Will my shares continue to be listed on the TTSE, JSE and BSE after the amalgamation?
No. If the amalgamation is approved, all of the RBTT ordinary shares will be exchanged for the per share consideration to be received following the completion of the amalgamation and related transactions, and the RBTT ordinary shares will cease to be traded immediately prior to and delisted from the TTSE, JSE and BSE immediately after the completion of the amalgamation.
The RBC common shares received pursuant to the amalgamation will be listed on the TSX and NYSE.
Tax Considerations to RBTT Shareholders
Q: Are there tax considerations in connection with the amalgamation that I should be aware of as a shareholder of RBTT?
There are certain tax considerations RBTT shareholders should be aware of in connection with the amalgamation.
For more information regarding these tax considerations, see Part 10 (“Tax Considerations to RBTT Shareholders”) of the
Circular.
RBTT shareholders should consult their own tax advisors having regard to their own particular circumstances.
6       •       MARCH 2008

RBTT INVESTOR
About RBC and RBC Common Shares
Q: Who is RBC?
Royal Bank of Canada, together with its subsidiaries, is Canada’s largest bank as measured by assets and market capitalisation and one of North America’s leading diversified financial services companies. RBC provides personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. RBC employs more than 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries.
Additional information regarding RBC is provided throughout the Circular, including in Section 2.2 (“RBC”), Appendix “G” (RBC Audited Consolidated Financial Statements and Accompanying Management’s Discussion and Analysis) and Appendix “H” (RBC 2007 Annual Information Form).
Q: Where can I find historical share prices of RBC?
See Section 16.1 (“Ordinary/Common Share Prices”) of the Circular.
Q: What will be the dividend payable on the RBC common shares that I hold after the closing of the amalgamation and related transactions?
The declaration amount and payment of future dividends will be subject to the discretion of the RBC board of directors, and will be dependent upon RBC’s results of operations, financial condition, cash requirements, future prospectus regulatory restrictions on the payment of dividends and other factors deemed relevant by the RBC board of directors. RBC’s 2007 dividend payout ratio objective (RBC common share dividends as a percentage of net income less preferred share dividends) was in the range of 40-50%.
Q: What if I want to dispose of the RBC common shares that I hold following the completion of the amalgamation?
If RBTT shareholders wish to sell the RBC common shares received in connection with the amalgamation in the open market, West Indies Stockbrokers Limited, the wholly-owned stockbroking subsidiary of RBTT, will facilitate trading in RBC common shares in order to permit these sales on a real-time basis, thereby providing liquidity to RBTT shareholders. Other stockbrokers, operating in Trinidad and Tobago and in other regional markets, may also offer similar services. RBC has also committed to the creation of a depository receipt structure in which units denominated in TT$ and issued under a deposit agreement representing RBC common shares, will be listed on the TTSE, subject to the factors set forth in Section 6.2 (“Depository Receipt Structure”) of the Circular.
For more information, see Part 6 (“Liquidity of RBC Common Shares”), Section 15.6 (“Resale of RBC Common Shares Received Following Completion of the Amalgamation”) and Part 10 (“Tax Considerations to RBTT Shareholders”) of the Circular.
Further Information
Q: Who can I contact if I have any further questions?
If you have additional questions about the amalgamation, including the procedures for voting and receiving the completion of the per share consideration following the amalgamation ,please contact RBTT’s Manager of Shareholder Relations at 1-868-623-1322 ext. 2406, or mary.siubutt@tt.rbtt.com.
If you have questions about deciding how to vote,you should contact your own legal,financial or other professional advisor.
Notice to United States Residents
Following the completion of the amalgamation, there will be an issuance of common shares of RBC, which is a non-U.S. company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the circular have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws,since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that RBC may purchase securities otherwise than under the amalgamation , such as in open market or privately negotiated purchases.
MARCH 2008    •    7

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